HARRIS CORPORATION
1025 West NASA Boulevard Melbourne, FL USA 32919 phone 1-321-727-9100 fax 1-321-727-9344 www.harris.com

November 15, 2012

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington, DC 20549

RE:	Harris Corporation Form 10-K for the
Fiscal Year Ended June 29, 2012
Filed August 27, 2012
File No. 001-03863

Dear Ms. Cvrkel:

Reference is made to your letter (the “Comment Letter”) dated September 20, 2012 containing comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission on Harris Corporation’s Annual Report on Form 10-K for the fiscal year ended June 29, 2012. On behalf of Harris Corporation (the “Company”), I submit this letter to confirm the telephone conversation on November 15, 2012, between Ms. Claire Erlanger of the Staff and me and Scott T. Mikuen, Vice President, General Counsel and Secretary of the Company, pursuant to which the Company requested and Ms. Erlanger agreed to an extension of the due date for the Company’s response to the Comment Letter in order to allow the Company additional time to respond fully to the Staff’s comments. This letter confirms that, in accordance with the discussion with Ms. Erlanger, the Company anticipates submitting its response to the Comment Letter on or before November 30, 2012.

If you have any questions, please do not hesitate to contact me at (321) 724-3439.

Respectfully,

By:	/s/ Lewis A. Schwartz
Lewis A. Schwartz Vice President, Principal Accounting Officer
cc:	William M. Brown, President and Chief Executive Officer, Harris Corporation
Gary L. McArthur, Senior Vice President and Chief Financial Officer, Harris Corporation
Scott T. Mikuen, Vice President, General Counsel and Secretary, Harris Corporation